[GRAPHIC OMITTED]
DrinkerBiddle&Reath
               LLP

                                                       Michelle M. Lombardo
                                                       Counsel
                                                       215-988-2867 Direct
                                                       215-988-2757 Fax
                                                       michelle.lombardo@dbr.com

            LAW OFFICES

       One Logan Square
  18th & Cherry Streets
       Philadelphia, PA
             19103-6996

         (215) 988-2700
     (215) 988-2757 fax
  www.drinkerbiddle.com

             CALIFORNIA
               DELAWARE
               ILLINOIS
             NEW JERSEY
               NEW YORK
           PENNSYLVANIA
        WASHINGTON D.C.
              WISCONSIN

       ESTABLISHED 1849

October 13, 2009


VIA EDGAR TRANSMISSION


John Ganley, Esquire
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, DC 20549

RE:      Allegiant Funds (the "Registrant") N-14 (Registration No. 333-161671)





Dear Mr. Ganley:

         The following summarizes and responds to the SEC staff's comments to Registrant's Registration Statement on Form N-14 (the "Registration Statement" or "Proxy Statement/Prospectus") (File No. 333-161671) relating to the proposed acquisition of the assets and liabilities (the "Reorganization") of each investment portfolio of PNC Funds, Inc. (the "Selling Funds" or the "PNC Funds") by corresponding investment portfolios of the Registrant (the "Acquiring Funds" or the "Allegiant Funds"). The filing also relates to a proposal for a new advisory agreement by and between PNC Funds, Inc., on behalf of the Selling Funds, and PNC Capital Advisors, LLC.

A.       Shareholder Letter - Q&A

1. Comment: On page 2 of the Q&A, first paragraph, last sentence, discloses "that the Allegiant Intermediate Tax Exempt Bond Fund is anticipated to have higher expense ratios (before voluntary waivers) but the same expense ratio as the PNC National Tax-Exempt Bond Fund (after voluntary waivers)." Add disclosure that the voluntary waivers can be terminated at any time.

         Response:   Requested change will be made.

2. Comment: On page 2 of the Q&A, in the second paragraph under "How will the number of shares of the Allegiant Fund that I receive be Determined?" clarify the first sentence that suggests that the Selling Funds' net asset values will not change when they receive the Acquiring Funds' shares at the closing. Also, change the phrase "market value" in the last sentence to "total value."

DrinkerBiddle&Reath LLP
October 13, 2009
Page 2

         Response: Comments accepted. Registrant will delete the first sentence in the second paragraph under "How will the number of shares of the Allegiant Fund that I receive be Determined?" Registrant will change "market value" to "total dollar value."

3. Comment: On page 4 of the Q&A under "What class of shares of the Allegiant Funds will I receive after the Reorganization?" provide the analysis from the North American Security Trust, 1993 SEC No.-Act Lexis 876 (pub. avail August 5,
1994) ("NAST") for the PNC National Tax-Exempt Bond Fund and the PNC Total Return Bond Fund since it is proposed that these PNC Funds be the financial accounting survivors. Also, disclose for all other funds that the Allegiant Funds will be the accounting survivors.

         Response:  NAST analysis attached as Exhibit A.

         Registrant will disclose the accounting survivor for financial statement purposes for each Selling Fund at two locations: (1) the table under "What class of shares of the Allegiant Funds will I receive after the Reorganization" in the Q&A and (2) the paragraph preceding the capitalization tables.

4. Comment: On page 4, under "Will my vote make a difference?" please add disclosure that the Allegiant proxy statement also includes a vote on the new advisory agreement. Also, disclose that the Reorganization is conditioned on the PNC Fund and Allegiant Fund shareholders approving the advisory agreement.

         Response: Registrant has added disclosure that the Allegiant Funds are also voting separately on a new investment advisory agreement with PNC Capital.

         The Agreement and Plan of Reorganization does not specifically state that a condition of the Reorganization is the approval of the new investment adviser. Registrant will add the following disclosure: If Allegiant Fund shareholders approve the new investment advisory agreement with PNC Capital, PNC Capital will be the Adviser to the Allegiant Funds. As a result, if PNC Fund shareholders approve the Reorganization, PNC Capital will be the Adviser when the Reorganization closes, regardless if PNC Fund shareholders approve the new PNC Funds investment advisory agreement with PNC Capital.

B.  Combined Proxy Statement and Prospectus

5. Comment: On page 3, Registrant indicates that it will not deliver the shell prospectus. Please deliver the shell prospectus or explain why Registrant will not delivery the prospectus.

         Response:   Comment accepted.  The shell prospectus will be delivered.

DrinkerBiddle&Reath LLP
October 13, 2009
Page 3

6. Comment: On page 4 of the Registration Statement, Registrant has 3 paragraphs upper-cased. Take the upper case off.

         Response: Comment accepted. Disclosure will be bold instead of upper-cased.

7. Comment: On page 7, with respect to Institutional Shares of PNC Funds, the class is identified as "I Shares" in the edgar system. Correct SEC edgar codes so the class is correctly identified as Institutional Shares.

         Response: Requested correction has been made on edgar.

8. Comment: On page 8, in the synopsis, Registrant discloses Selling Fund board made the 17a-8 findings. Confirm Acquiring Funds board made the same finding.

         Response:   Confirmed.

9. Comment: On page 8, add disclosure that portfolio turnover could result in taxable distributions.

         Response: Registrant will add the following portfolio turnover disclosure to the Q&A and the "Federal Income Taxes" section:

                  In connection with the Reorganizations, a portion of the portfolio holdings of the Selling Funds may be sold before or after the Closing Date. Gains recognized as a result of those sales may cause an increase in taxable distributions to Shareholders to the extent, if any, that those gains exceed available loss carryforwards. It appears, based on tax attributes as of October 1, 2009, that the only Selling Fund that would need to make such a distribution as a result of such sales is the PNC National Tax Exempt Bond Fund. Nonetheless, it is possible that other Selling Funds might also have to make such distributions if market conditions change.

10. Comment: On page 9, under "The PNC Funds and the Allegiant Funds" Registrant discloses Allegiant Funds proxy statement for change in domicile. Will Registrant sticker the N-14 if the Allegiant proxy statement proposal is approved?

         Response: Confirmed. Registrant will mail a supplement to PNC Fund shareholders if Allegiant Fund shareholders approve the change in domicile before the closing of the Reorganization.

11. Comment: Move the fee summary chart to after the individual fund fee tables.

         Response:  Requested change will be made.

12. Comment: In the principal strategy section, highlight any material strategy differences of the portfolios. Also add any material risk differences to the principal strategy section.

DrinkerBiddle&Reath LLP
October 13, 2009
Page 4

         Response: Registrant does not believe further disclosure is needed to compare the principal strategies since the comparison is side-by-side. Registrant will add disclosure about material risks to the principal strategies section of each portfolio comparison.

13. Comment: In the performance information section, add the performance as of the quarter ended September 30, 2009.

         Response:  Requested change will be made.

14. Comment: In each fee tables, add a sentence that the Acquiring Fund Class A has a higher load.

         Response: Requested change will be made. Registrant will add a sentence to the paragraph before each fee table stating whether the Acquiring Funds sales load will be higher or lower than the Selling Funds sales load.

15. Comment: In the Examples to the Fee Tables, create separate charts the Class C redemptions and non-redemption example information.

         Response:  Requested change will be made.

16. Comment: Page 120, revise disclosure to indicate that PNC Funds' approval of the interim and final advisory agreement will be available in the semi-annual shareholder report dated November 30, 2009.

         Response: Requested change will be added to the Second Proposal section. The following sentence will be added: A discussion regarding the basis for PNC Fund Board's approval of the Selling Funds' Interim and New Advisory Agreements will be available in the Selling Funds' semi-annual reports to shareholders for the period ended November 30, 2009 if the Selling Funds have not been reorganized into the Acquiring Funds by January 31, 2010.

17. Comment: On page 140, clarify that a copy of the tax opinion will be delivered at closing and that a "form of" the opinion has been filed with the SEC.

         Response:  Requested change will be made.

18. Comment: On page 183, disclose why the PNC Funds board relied on the May 15, 2009 advisory fee comparisons and provide information about the fees that were presented at the May meeting.

DrinkerBiddle&Reath LLP
October 13, 2009
Page 5

         Response: Requested change will be made. Fee information from the May 15, 2009 board meeting, on a portfolio-by-portfolio basis, will be added to the Proxy Statement/Prospectus.

19. Comment: In the section on the comparison of state law, change "summarize" to "describe" and highlight the main differences between the three states.

         Response: Comment accepted. "Summarize" is changed to "describe." The following sentence has been added: "Particularly, you may want to review the differences among the three states with respect to Shareholder Liability and Trustees' Power to Amend Declaration of Trust/Directors' Power to Amend Charter below."

Part C

20. Comment: Confirm Registrant received the Deloitte & Touche LLP signed copy of consent.

         Response:  Confirmed.

21. Comment: The legal opinion should not have incorporated by reference a local counsel opinion. File the local counsel opinion.

         Response: Comment accepted. Registrant will file the local counsel opinion.

Accounting Comments

22. Comment: Disclose the Reorganization expenses on a peer portfolio basis or confirm that the entity that will assume all reorganization costs will not recoup the costs in the future from the funds.

         Response: Confirmed. The PNC Financial Services Group, Inc. has confirmed that it will not recoup reorganization expenses from the funds in the future.

23. Comment: Add a line item to the capitalization tables for the share amount adjustments.

         Response:         Comment accepted.

24. Comment: In the pro forma financial statements, indicate that securities will be sold in connection with the Reorganization.

         Response: Comment accepted. Registrant will add disclosure, on a portfolio by portfolio basis, giving an estimate of the percentage of securities that would be sold if the Reorganization had occurred as of the date of the proxy statement/prospectus and the Selling Funds owned the securities listed in the pro forma financial statements. This percentage may change based on market conditions and the securities held in the Selling Funds as of the Reorganization closing.

DrinkerBiddle&Reath LLP
October 13, 2009
Page 6



                                    * * * * *

         Registrant hereby acknowledges that: (i) Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

         Please call the undersigned at (215) 988-2867 with any questions concerning the foregoing.

                                          Sincerely yours,


                                          /s/ Michelle Lombardo
                                          ---------------------
                                          Michelle Lombardo

MML/ss

                                   APPENDIX A

                                 ALLEGIANT FUNDS
                                      N-14

------------------------------------------------------- --------------------------------------------------------------
              SELLING FUNDS OR PNC FUNDS                             ACQUIRING FUNDS OR ALLEGIANT FUNDS

------------------------------------------------------- --------------------------------------------------------------
------------------------------------------------------- --------------------------------------------------------------
   PNC National Tax-Exempt Bond Fund ("Selling Tax               Allegiant Intermediate Tax Exempt Bond Fund
                   Exempt Fund" or                                     ("Acquiring Tax Exempt Fund" or
               "PNC Tax Exempt Fund")*                                  "Allegiant Tax Exempt Fund")
------------------------------------------------------- --------------------------------------------------------------
------------------------------------------------------- --------------------------------------------------------------
              PNC Total Return Bond Fund                            Allegiant Total Return Advantage Fund
           ("Selling Total Return Fund" or                             ("Acquiring Total Return Fund"
              "PNC Total Return Fund")*                               or "Allegiant Total Return Fund")
------------------------------------------------------- --------------------------------------------------------------

* Financial Accounting Survivor


                  As requested, the following is our analysis of the factors set forth by the Division of Investment Management in North American Security Trust, 1993 SEC No-Act. LEXIS 876 (pub. avail. Aug. 5, 1994) ("NAST") with respect to financial accounting survivors in the context of reorganizations. For the reasons set forth below, the factors identified in the NAST no-action letter affirm that the PNC Tax Exempt Fund and the PNC Total Return Fund are properly considered the accounting survivors in the Reorganization.

BACKGROUND

                  Allegiant Funds is an open-end, management investment company. On September 30, 2009, PNC Capital Advisors, Inc. ("PNC Capital Advisors") and Allegiant Asset Management Company ("Allegiant") merged (the "Adviser Merger") to form PNC Capital Advisors, LLC (the "Adviser"). Therefore, both PNC Funds and Allegiant Funds are now managed by the same investment adviser. Allegiant and PNC Capital Advisors were under common control of The PNC Financial Services Group, Inc. ("PNC") as a result of PNC's merger with National City Corporation on December 31, 2008. As described in Registrant's Form N-14 filed September 1, 2009, it is proposed that the ten PNC Funds sell all their assets and liabilities to the Acquiring Allegiant Funds. In two of the ten proposed fund reorganizations, the PNC Selling Fund will be the financial accounting survivor as indicated above.

NAST NO-ACTION LETTER

                  In NAST, the North American Security Trust sought assurance from the Staff that the Commission would not take any enforcement action against it if utilized, for periods prior to the establishment of its Moderate Asset Allocation Trust (the "new portfolio"), the performance of a predecessor portfolio that, along with a another portfolio whose performance information was not to be utilized, was reorganized with and into the new portfolio. In granting the no-action relief, the Staff indicated that it would not recommend enforcement against North America Security Trust under Rule 482 under the Securities Act of 1933 (the "1933 Act") or Rule 34b-1 under the Investment Company Act of 1940 (the "1940 Act") if the new portfolio advertised the performance data of the predecessor fund as described in the request.

                  In making that determination, the Staff considered the following factors as to the funds: (1) their investment advisers; (2) their investment objectives, policies, and restrictions; (3) their expense structures and expense ratios; (4) asset size; and (5) their portfolio compositions. The Staff further noted that the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward) typically will be the fund whose historical performance may be used by the new or surviving fund. Importantly, the Staff did not identify any one factor as having more significance than another.

ANALYSIS

                  Applying the factors that the Staff identified in NAST to the Reorganization, we believe that the factors identified by the Staff generally weigh in favor of determining the PNC Bond Fund and the PNC Total Return Fund as the financial accounting survivors for financial statement purposes.

Each factor will be discussed in turn.

                 1.       Portfolio Management Team

                  First, as discussed above, PNC Capital is now the investment adviser to both the PNC Funds and Allegiant Funds. In connection with the Adviser Merger, the portfolio managers for the PNC Tax Exempt Fund and the PNC Total Return Fund now manage the corresponding Acquiring Funds effective September 30, 2009. Accordingly, the portfolio managers will manage the Acquiring Funds in a similar style to the PNC Funds.

                  2.       Differences In Investment Strategies

                  Second, the PNC Funds and Allegiant Funds have similar investment objectives. The PNC Tax Exempt Fund and the Allegiant Tax Exempt Fund seek high current income while preserving capital. The PNC Total Return Fund and Allegiant Total Return Fund generally seek current income and capital appreciation, although the PNC Total Return Fund objective is to achieve this objective while protecting capital.

                  The PNC and Allegiant Funds also have similar strategies. The PNC and Allegiant Tax Exempt Bond Funds both invest in municipal obligations and both with a weighted maturity range of three to ten years. Although the PNC Tax Exempt Fund has prospectus disclosure that it can invest up to 10% in junk bonds and up to 20% in interest rate swaps while the Allegiant Tax Exempt Fund does not have similar disclosure, currently the PNC Tax Exempt Fund does not actively invest in interest rate swaps or junk bonds.

                  The PNC and Allegiant Total Return Funds both invest in debt securities, with very similar average maturities. The PNC Total Return Fund average maturity is four to fifteen while the Allegiant Total Return is four to twelve years. In addition, the benchmark to the Allegiant Total Return Fund has been recently changed to that of the PNC Total Return Fund. The PNC Total Return Fund can also invest up to 25% of its assets in foreign debt securities but currently invests only approximately 5% in such securities. Both PNC and Allegiant Total Return Funds can invest in junk bonds, 25% and 20%, respectively. Finally, the Allegiant Total Return Fund recently changed its benchmark to that of the PNC Total Return Fund effective September 30, 2009.

         As you will see on Exhibit A, after the Reorganization, the effective duration and credit quality of the Allegiant Funds will be managed to track that of the current PNC Funds.


         3.       Portfolio Expense Structure and Expense Ratios

                  Third, the expense structure and expense ratio comparisons between the PNC Funds and Allegiant Funds have similarities. For example, as disclosed in Allegiant Fund's Registration Statement on Form N-14 for the annual period ended May 31, 2009, the Total Annual Operating Fund Expenses, after voluntary waivers, of the Institutional/I Shares Class of the PNC Total Return Fund, the Allegiant Total Return Fund and the Pro Forma Allegiant Total Return Fund are 0.53%, 0.59% and 0.52%, respectively so that the Pro Forma Allegiant Total Return Fund expense information is more similar to the PNC Total Return Fund. Similarly, the Total Annual Fund Operating Expenses, after voluntary waivers, of the PNC Tax Exempt Fund, Allegiant Tax Exempt Fund and Pro Forma Allegiant Tax Exempt Fund's after the Reorganization for Institutional Class/I Class shares is 0.53%, 0.58% and 0.53%, respectively, so the Pro Forma Allegiant expense information for Institutional/I Shares is closer to the PNC Tax Exempt Fund's Total Annual Fund Operating Expense. See Exhibit A for more detailed information.

     4.           Portfolio Holdings

                  While currently there is generally little overlap in the holdings of the PNC Funds and the Allegiant Funds, the Allegiant Funds' portfolio managers have indicated they will engage in significant portfolio realignment so that the holdings of the Allegiant Funds will be realigned to reflect the investment style of the PNC Funds' portfolio managers that began managing the Allegiant Funds on September 30, 2009.


      5.          Portfolio Size

                  With respect to asset size, the size of the PNC Funds and Allegiant Funds are generally comparable. As of September 30, 2009, the PNC Tax Exempt Fund had more assets than the Allegiant Tax Exempt Fund ($95.3 million to $63.5 million). As of September 30, 2009, Allegiant Total Return Fund had slightly more assets than the PNC Total Return Fund ($152.3 to $130.1).

                                    EXHIBIT A

---------------------------------- ------------------------------- ---------------------------------- ----------------
ACCOUNTING SURVIVOR CRITERIA AICPA  PNC NATIONAL TAX EXEMPT BOND      ALLEGIANT INTERMEDIATE TAX        ACCOUNTING
          CONSIDERATIONS:                       FUND                       EXEMPT BOND FUND              SURVIVOR
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
INVESTMENT ADVISER                 New PCA (Steve Winterstein)     New PCA (PCA Steve Winterstein)    PNC National
                                                                                                      Tax Exempt
                                   Prior 9/30/2009 PCA (Steve      Prior to 9/30/2009 Allegiant       Bond Fund
                                   Winterstein)                    (Cynthia Cole)
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
INVESTMENT OBJECTIVE               The fund's goal is to seek as   High current income while          Generally
                                   high a level of income that     preserving capital                 the same
                                   is exempt from regular
                                   federal income tax as is
                                   consistent with relative
                                   protection of capital.
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
INVESTMENT STRATEGY                Investing in investment grade   Investing in municipal             Generally
                                   municipal bonds of any          obligations that pay interest      the same
                                   maturity that pay interest      that is exempt from federal
                                   that is exempt from both        income tax maintaining a
                                   regular federal income tax      dollar-weighted maturity of
                                   and federal alternative         between three and ten years.
                                   minimum tax, while
                                   maintaining a dollar weighted
                                   maturity of between three and
                                   ten years.
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
INVESTMENT POLICIES/RESTRICTIONS   o   No more than 10% of         o   Neither high yield nor         Allegiant
DIFFERENCES                            assets in high yield            interest rate swaps are        Intermediate
                                       "junk" bonds (generally         defined as principal           Tax Exempt
                                       rated below the BBB             strategies/policies            Bond Fund
                                       category)

                                   o   No more than 20% of
                                       total assets in interest
                                       rate swaps

                                   o   Note: Interest rate
                                       swaps are not actively
                                       used
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
BENCHMARK                          Barclays Capital Quality        Barclays 7-Year Municipal Bond     Allegiant
                                   Intermediate Index              Index                              Intermediate
                                                                                                      Tax Exempt
                                                                                                      Bond Fund
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
AVERAGE EFFECTIVE DURATION         5.58 Years                      5.65 Years                         PNC National
                                                                                                      Tax Exempt
                                                                                                      Bond Fund
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
AVERAGE S& P CREDIT QUALITY        Aa2                             Aa                                 PNC National
                                                                                                      Tax Exempt
                                                                                                      Bond Fund
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------

---------------------------------- ------------------------------- ---------------------------------- ----------------
ACCOUNTING SURVIVOR CRITERIA AICPA  PNC NATIONAL TAX EXEMPT BOND      ALLEGIANT INTERMEDIATE TAX        ACCOUNTING
          CONSIDERATIONS:                       FUND                       EXEMPT BOND FUND              SURVIVOR
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
NUMBER OF SECURITIES               60                              61                                 PNC National
                                                                                                      Tax Exempt
                                                                                                      Bond Fund
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
EXPENSE STRUCTURE/ EXPENSE RATIOS  Class I, Class A, Class C       Class I, Class A, Class C          Allegiant
(10/1/2009 N1A UPDATE)             0.83%, 1.33%, 1.83% - Gross     0.58%, 0.86%, 1.58% - Gross        Intermediate
                                   0.53%, 1.03%, 1.53% - Net       0.58%, 0.86%, 1.58% - Net          Tax Exempt
                                                                   Post Merger - N14                  Bond Fund
                                                                   0.54%, 0.82%, 1.54% - Gross
                                                                   0.53%, 0.81%, 1.53% - Net

---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
AUM ($MIL.) 9/30/2009              $95.3                           $63.5                              PNC National
                                                                                                      Tax Exempt
                                                                                                      Bond Fund
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
OTHER CONSIDERATIONS:              3/1/1998                        4/9/1998                           PNC National
                                                                                                      Tax Exempt
INCEPTION                                                                                             Bond Fund
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
PERFORMANCE                        See Exhibit B                   See Exhibit B                      Generally
                                                                                                      similar
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
RECOMMENDED ACCOUNTING SURVIVOR                                                                       PNC National
                                                                                                      Tax Exempt
                                                                                                      Bond Fund
---------------------------------- ------------------------------- ---------------------------------- ----------------

         Data as of 6/30/2009 unless otherwise indicated.

---------------------------------- ------------------------------- ---------------------------------- ----------------
ACCOUNTING SURVIVOR CRITERIA AICPA   PNC TOTAL RETURN BOND FUND    ALLEGIANT TOTAL RETURN ADVANTAGE     ACCOUNTING
          CONSIDERATIONS:                                                        FUND                    SURVIVOR
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
INVESTMENT ADVISER                 New PCA (Brendan Burke)         New PCA (PCA Sr. PM Brendan        PNC Total
                                                                   Burke. Other members of Taxable    Return Bond
                                   Prior 9/30/2009 PCA (Brendan    Fixed Income Team include Andrew   Fund
                                   Burke)                          Harding, Kenneth F. Karwowski
                                                                   and Mark Lozina)

                                                                   Prior to 9/30/09 Allegiant
                                                                   (Andrew Harding, Mark Lozina)
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
INVESTMENT OBJECTIVE               The fund's goal is to seek      Current income as well as          Generally the
                                   total return by combining       capital appreciation               same
                                   elements of capital
                                   appreciation and as high a
                                   level of current income as is
                                   consistent with protection of
                                   capital
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
INVESTMENT STRATEGY                The fund pursues its            Investing in investment grade      Generally the
                                   investment objective by         fixed income securities, while     same
                                   investing in a broad range of   normally maintaining a
                                   bonds and other debt            dollar-weighted average maturity
                                   securities, while maintaining   of between four and twelve years
                                   a dollar weighted average
                                   maturity of between four and
                                   fifteen years
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
INVESTMENT POLICIES/RESTRICTIONS   o   No more than 25% of         o   Up to 20% of its net           Allegiant
DIFFERENCES                            total assets in U.S.            assets in preferred stock      Total Return
                                       dollar-denominated debt         and other investments,         Bond Fund
                                       securities of foreign           including but not limited
                                       corporations and                to, non-rated securities and
                                       governments.                    securities rated below
                                                                       investment grade (commonly
                                   o   No more than 15% of             referred to as "junk bonds").
                                       net assets in high yield
                                       "junk" bonds

                                   Note: Foreign debt typically
                                   represents approximately 5%
                                   of the portfolio
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
BENCHMARK                          Barclays Aggregate Index        Barclays Aggregate Index (Recent   PNC Total
                                                                   change in Benchmark)               Return Bond
                                                                                                      Fund
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
AVERAGE EFFECTIVE DURATION         4.13 Years                      5.14 Years                         PNC Total
                                                                                                      Return Bond
                                                                                                      Fund
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------

---------------------------------- ------------------------------- ---------------------------------- ----------------
ACCOUNTING SURVIVOR CRITERIA AICPA   PNC TOTAL RETURN BOND FUND    ALLEGIANT TOTAL RETURN ADVANTAGE     ACCOUNTING
          CONSIDERATIONS:                                                        FUND                    SURVIVOR
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
AVERAGE S & P CREDIT QUALITY       Aa2                             Aa2                                PNC Total
                                                                                                      Return Bond
                                                                                                      Fund
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
NUMBER OF SECURITIES               161                             170                                PNC Total
                                                                                                      Return Bond
                                                                                                      Fund
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
EXPENSE STRUCTURE/ EXPENSE RATIOS  Class I, Class A, Class C       Class I, Class A, Class C          Allegiant
(10/1/2009 N1A UPDATE)             0.68%, 1.18%, 1.68% - Gross     0.59%, 0.87%, 1.59% - Gross        Total Return
                                   0.53%, 1.03%, 1.53% - Net       0.59%, 0.87%, 1.59% - Net          Bond Fund
                                                                   Post Merger
                                                                   0.52%, 0.80%, 1.52% - Gross
                                                                   0.52%, 0.80%, 1.52% - Net

---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
AUM ($MIL.) 9/30/2009              $130.1                          $152.3                             Allegiant
                                                                                                      Total Return
                                                                                                      Bond Fund
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
OTHER CONSIDERATIONS:              3/1/1998                        7/7/1994                           Allegiant
---------------------
                                                                                                      Total Return
INCEPTION                                                                                             Bond Fund
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
PERFORMANCE                        See Exhibit B                   See Exhibit B                      Generally
                                                                                                      similar
---------------------------------- ------------------------------- ---------------------------------- ----------------
---------------------------------- ------------------------------- ---------------------------------- ----------------
RECOMMENDED ACCOUNTING SURVIVOR                                                                       PNC Total
                                                                                                      Return Bond
                                                                                                      Fund
---------------------------------- ------------------------------- ---------------------------------- ----------------

         Data as of 6/30/2009 unless otherwise indicated.

                                    EXHIBIT B

No load performance as of 9/30/2009

Fund Name                              1-month    3-month   1-year   3-year   5-year   10-year
                                       Return     Return    Return   Return   Return    Return

Allegiant Total Return Advantage - A     1.78       6.07       14.88     5.73    4.50       5.92
Allegiant Total Return Advantage - C     1.72       5.88       14.06     4.94    3.74        NA
Allegiant Total Return Advantage - I     1.91       6.16       15.19     6.01    4.76       6.17

PNC Total Return Bond - A                1.09       4.65       16.12     6.85    5.15       5.48
PNC Total Return Bond - C                1.15       4.53       15.70     6.36    4.66       4.96
PNC Total Return Bond - I                1.13       4.78       16.83     7.38    5.70       6.01



No load performance as of 9/30/2009

Fund Name                                    1-month    3-month   1-year   3-year   5-year   10-year
                                             Return     Return    Return   Return   Return    Return

Allegiant Intermediate Tax Exempt Bond - A     2.18      4.21      9.58     4.32     3.45     4.40
Allegiant Intermediate Tax Exempt Bond - C     2.13      4.05      8.56     3.52     2.69      NA
Allegiant Intermediate Tax Exempt Bond - I     2.21      4.30      9.90     4.59     3.74     4.61

PNC National Tax-Exempt Bond - A               2.44      5.00     10.25     4.60     3.36     4.07
PNC National Tax-Exempt Bond - C               2.51      7.01     11.96     4.09     2.83     3.54
PNC National Tax-Exempt Bond - I               2.59      5.14     10.81     5.13     3.88     4.57

                                      B-1